COPY	COPY
Jonathan R. Zimmerman JZimmerman@faegre.com (612) 766-8419
February 12, 2010
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561

Attention:	H. Christopher Owings, Assistant Director

Re:	SPS Commerce, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-163476) (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of SPS Commerce, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of H. Christopher Owings, Assistant Director, dated February 2, 2010 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 2 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from Amendment No. 1 to the Registration Statement.
     In response to prior comments from the Staff, in particular comment No. 2 of the comment letter received from the Staff on December 28, 2009, the Company respectfully submits to the Staff that the estimated initial public offering price range is currently expected to be between $2.93 and $3.47 per share. This estimated initial public offering price range does not reflect a reverse stock split to be determined and implemented by the Company prior to the Registration Statement being declared effective by the Securities and Exchange Commission.
     The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. The page number references correspond to the page numbers in the Amendment.
General
1.	Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date.

Company Response:

The Company respectfully advises the Staff that the Amendment includes audited financial statements as of, and for the 12 months ended, December 31, 2009, and the Company will further update the financial statements and related financial information in the Registration Statement as necessary to comply with Rule 3-12 of Regulation S-X.
Prospectus Summary, page 1
2.	We note your response to comment 8 in our letter dated December 28, 2009. The information presented, however, continues to be lengthy and verbatim to the more detailed information appropriately presented in the Business section beginning on page

February 12, 2010

53. Please revise this section to limit the information to a brief overview of the key aspects of the offering as indicated in Item 503(a) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company further revised the prospectus summary.
Use of Proceeds, page 21
3.	We note your response to comment 18 in our letter dated December 28, 2009; however, we remain unable to reconcile your disclosures concerning your equipment loans on page 21 to the disclosures in Note E to your financial statements. For example, your disclosure on page 21 indicates that $115,000 of equipment loans mature in the year ending December 31, 2010; however, your disclosure of future debt maturities in Note E indicates that $499,000 of equipment loans mature in that year. As another example, your disclosure on page 21 indicates that $416,000 of equipment loans mature in the year ending December 31, 2011; however, your disclosure of future debt maturities in Note E indicates that only $224,000 of equipment loans will mature in the year ending December 31, 2011. Please provide us with a reconciliation of the equipment loans discussed on page 21 to the disclosure in Note E to your financial statements. If the difference between these two disclosures is due to amendments to your debt agreements, repayment of loans or the assumption of additional loans subsequent to the disclosures in Note E, it appears that you should disclose these changes to your debt agreements in the footnotes to your financial statements and in your discussion of liquidity within MD&A.

Company Response:

The Company respectfully advises the Staff that the amounts of indebtedness the Company intends to pay with the net proceeds from the offering do not match the amounts disclosed in the notes to the financial statements in the Registration Statement because the Company has made scheduled payments on its indebtedness between the date as of which the financial statement notes speak and the most recent practicable date for which outstanding balances are available prior to the filing of the Registration Statement. The Company has revised the disclosure on page 21 to clarify the date as of which the Company is calculating the approximate indebtedness it plans to discharge using the net proceeds of the offering. The Company further respectfully advises the Staff that page 47 discloses that the Company’s equipment term loans are payable in 36 equal monthly installments. The Company also revised the approximate amounts of indebtedness to be repaid using the net proceeds of the offering disclosed on page 21 to correct an error in Amendment No. 1 to the Registration Statement. The Company believes the revised information in the Amendment provides investors the material information they need to understand the differences between the amounts of indebtedness disclosed in the notes to the financial statements and the approximate balances the Company plans to discharge using the net proceeds of the offering.
Critical Accounting Policies and Estimates, page 31
Significant Factors Used in Determining Fair Value of Our Common Stock, page 34
4.	We note your revisions in response to our previous comments in our letter dated December 28, 2009. With reference to your discussion of valuing stock options issued in the third quarter of 2009, please explain to us in reasonable detail why your valuation continued to assume a lack of marketability discount of 30%, consistent with

February 12, 2010

your assumptions in previous quarters. In this regard, we note your disclosure that at that time your audit committee believed you could become a candidate for a liquidity event, which differs from the previous grants. We would generally expect that as the probability of an IPO increased, the effect of the marketability discount would decrease. Please advise.

Company Response:

The Company respectfully advises the Staff that, it did not alter the marketability discount it used to value stock options granted in the third quarter of 2009 because the Company’s audit committee determined that its belief that the Company could become a candidate for a liquidity event was extremely speculative at the time the options were granted (and the fair market value of the Company’s common stock was determined). At that time, the Company’s board of directors discussed the possibility of contacting potential underwriters to gauge whether there may be interest in an IPO. Neither the audit committee nor the Company’s management had any substantive contact with a third party at or around the time of the third quarter grants to determine whether an IPO or other liquidity event was a realistic possibility given the Company’s recent results of operations and financial condition and the on-going volatility of the stock market arising from domestic and international macroeconomic concerns. At the time of the third quarter option grants, the board of directors only decided to proceed with making initial contact with potential underwriters to explore the possibility of conducting an IPO. Representatives of management and the board did not have any substantive contact with potential underwriters for an IPO until early October 2009. In light of the audit committee’s uncertainty as to whether an IPO or other liquidity was a realistic possibility and the lack of an independent source indicating that such an event could happen in the foreseeable future, the audit committee determined not to adjust the marketability discount it used in connection with the stock options granted in the third quarter of 2009.

The Company further respectfully advises the Staff that the total stock-based compensation expense related to the stock option grants and repriced stock options in the third and fourth quarters of 2009 was $62,530, which will be expensed over the life or remaining term of the options. Had the Company used a marketability discount of 20% rather than 30% for all stock options granted or repriced during the third and fourth quarters of 2009, the Company’s total compensation expense would have been $73,055, which would have been expensed over the life or remaining term of the options. This change would have increased the 2009 expense by $5,923 and would have increased the expense over the remaining vesting period by $4,602. Had the Company used a marketability discount of 15% rather than 30% for all stock options granted or repriced during the third and fourth quarters of 2009, the Company’s total compensation expense would have been $77,867, which would have been expensed over the or remaining term of the options. This change would have increased the 2009 expense by $8,734 and would have increased the expense over the remaining vesting period by $6,603. The Company believes the amounts represented by these adjustments are immaterial to the Company’s financial statements.
Discretionary Bonuses, page 68
5.	We note your response to comment 36 in our letter dated December 28, 2009. We further note your revised disclosure “The amount actually paid to each named executive officer is based on the compensation committee’s subjective evaluation of our executive team’s achievement of performance goals in areas such as leadership, pursuit of strategic initiatives and overall performance relative to expectations.” It appears that you are providing examples (“such as”) of the goals that the committee considers rather than the actual discretionary bonuses goals for your executive officers. Please revise to state the discretionary bonuses goals or revise to make clear that the above items were the goals.

February 12, 2010

Company Response:

In response to the Staff’s comment, the Company revised the disclosure on page 66 to clarify the items the compensation committee considered when determining the amounts of the discretionary bonuses paid to the named executive officers for 2009.
Financial Statements, page F-1
Balance Sheets, page F-3
6.	We note that you have included stockholders’ equity amounts for the pro forma column. We have the following comments:
•	Please revise your narrative description of common stock on the face of your balance sheet to disclose the number of shares issued and outstanding for the pro forma column, as we believe this is important information to your investors.

•	Please provide us with your calculations of the pro forma equity amounts seen on the face of your balance sheet and the pro forma earnings per share seen on the face of your statements of operations to assist us in understanding how you determined these amounts
Company Response:

In response to the Staff’s comment, the Company revised the face of the balance sheet on page F-3 to disclose the number of shares issued and outstanding for the pro forma column.

The Company respectfully advises the Staff that the Company’s calculations of the pro forma equity amounts on the face of the balance sheet and the pro forma earnings per share on the face of the statements of operations in the Amendment are as follows:
Pro Forma Equity Amounts (in thousands, except share amounts)

			Pro Forma
	Actual	Number of	Par Value	Additional
	Recorded	Shares as of	Common Stock	Paid in
Class of Stock	Amount	12/31/09	($0.001)	Capital
Series A redeemable convertible preferred	$37,676	4,322,708	$4	$37,672
Series B redeemable convertible preferred	$20,658	21,303,838	$21	$20,637
Series C redeemable convertible preferred	$7,444	4,687,500	$5	$7,439
Common stock	$5,186	1,225,459	$1	$5,185

			$32	$70,932

     The pro forma recorded amount for each series of redeemable convertible preferred stock is zero because the pro forma presentation adjusts for the conversion of each series to common stock.

February 12, 2010

Pro Forma Earnings Per Share

					Pro Forma
		Weighted Average		Additions to Shares	Total Weighted
	Pro Forma	Common Shares	Options & Warrants	Outstanding for Conversion	Average Common	Net Income
	Net Income	Outstanding	Common Stock Equivalents	of Preferred Stock	Shares Outstanding	Per Share
Basic	$1,543,120	1,232,395	-	30,514,762	31,747,157	$0.05
Diluted	$1,543,120	1,232,395	2,963,650	30,514,762	34,710,807	$0.04
     Pro forma calculations are prepared assuming conversion at the beginning of the reporting period. Pro forma net income includes the add back of the expense related to the preferred stock warrant liability fair value adjustment.
     Please do not hesitate to call me at 612-766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.
Sincerely,
/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman
Enclosures

cc:	Scott M. Anderegg, Staff Attorney, Securities and Exchange Commission (w/out encl.)
Archie C. Black, Chief Executive Officer, SPS Commerce, Inc. (w/out encl.)
Kimberley K. Nelson, Chief Financial Officer, SPS Commerce, Inc. (w/out encl.)
Kenneth J. Gordon, Partner, Goodwin Procter LLP (w/out encl.)